October 29, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Sheila Stout, Esq.
Mary A. Cole, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:
TriplePoint Venture Growth BDC Corp.
Registration Statement on Form N-2
Filed on September 23, 2013
CIK No. 0001580345

Dear Ms. Stout:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the "Company"), set forth below is the Company's response to the comment of the Staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission provided telephonically on October 8, 2013 (the "October 8 Call").

Please supplementally provide the Staff with a table indicating the date that each loan listed in the Company's initial portfolio was made by TPC Venture Growth Partners 1 LLC ("TPC 1") or acquired by TPC 1 from an affiliated entity.

In response to the Staff's comment, the Company is supplementally providing the Staff with the below table which indicates the date that each loan listed in the Company's initial portfolio was made by TPC 1 or acquired by TPC 1 from an affiliated entity. TPC 1 was formed on June 7, 2013 and, as illustrated in the table below, all of the loans have been either made or acquired by TPC 1 within the last several months. Accordingly, the Company does not believe that an audit of TPC 1 would provide potential investors with any additional meaningful information in making an investment decision. As stated during the October 8 Call, the Company will include an audited schedule of investments which it believes will provide potential investors with sufficient information regarding each of the Company's initial investments.

(Industry)Venture Growth Stage Company	Date(1)	Type of Investment	Outstanding Principal Amount	Maturity Date
Advance Electronics and Memory Systems
[Name To Come]	June 25, 2013	Growth Capital Loan	$4,601,719	June 2015
[Name To Come]	July 10, 2013	Growth Capital Loan	$2,982,944	July 2016
[Name To Come]	July 17, 2013	Growth Capital Loan	$1,987,083	July 2016
Big Data Analytics / Database Software
[Name To Come]	July 10, 2013	Growth Capital Loan	$10,562,340	December 2016
[Name To Come]	July 10, 2013	Growth Capital Loan	$5,114,867	July 2016
Clothing / Accessories Retailer
[Name To Come]	June 25, 2013	Growth Capital Loan	$995,231	June 2016
[Name To Come]	July 16, 2013	Growth Capital Loan	$1,985,304	July 2016
[Name To Come]	August 22, 2013	Growth Capital Loan	$2,000,000	August 2016
[Name To Come]	August 16, 2013	Equipment Financing	$926,767	August 2016
Communications
[Name To Come]	June 28, 2013	Growth Capital Loan	$3,976,298	June 2016
[Name To Come]	August 19, 2013	Growth Capital Loan	$5,000,000	August 2016
Consumer Retail
[Name To Come]	June 20, 2013	Growth Capital Loan	$9,918,008	June 2017
[Name To Come]	June 20, 2013	Growth Capital Loan	$15,000,000	August 2017
[Name To Come]	October 9, 2013	Growth Capital Loan	$5,000,000.00	October 2016

(1)
Indicates date of loan made by TPC 1 or date loan was acquired by TPC 1 from an affiliated entity.

        Please review your disclosure in light of the observations from the Division of Investment Management: Business Development Companies—Separate Financial Statements or Summarized Financial Information of Certain Subsidiaries (Sept. 2013) available at the Commission's website, http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-07.pdf.

        The Company acknowledges the Staff's guidance regarding the application of Regulation S-X Rules 3-09 and Rule 4-08(g) and informs the Staff that the Company does not currently have any unconsolidated subsidiaries which would individually meet the definition of "significant subsidiary" in Rule 1-02(w) of Regulation S-X.

        The Company supplementally informs the Staff that it will monitor its subsidiaries, if any, on an ongoing basis in order to determine whether the application of Rule 3-09 or Rule 4-08(g) would result in the presentation of either financial statements or summarized financial information of an unconsolidated subsidiary.

        If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Clifford R. Cone at 212-878-3180.

Very truly yours,

/s/ ANDREW S. EPSTEIN Andrew S. Epstein
CC:
TriplePoint Venture Growth BDC Corp.
        James P. Labe
        Sajal K. Srivastava

  Sutherland Asbill & Brennan LLP
          Steven B. Boehm
          John J. Mahon

  Clifford Chance US LLP
          Clifford R. Cone